Kontakt

paisi@got-bag.com

www.linkedin.com/in/matthias-
paisdzior (LinkedIn)

Top-Kenntnisse

Project Management
Budget Management
Strategic Planning

Languages

German (Native or Bilingual)
English (Native or Bilingual)

Matthias Paisdzior

President at GOT BAG North America Inc.
Portland, Oregon, Vereinigte Staaten von Amerika

Zusammenfassung

Born in Germany, with a Bachelor's degree in Finance & Economics
and a Master's degree in Management, I worked as the Head of
Operations & Finance for internationally operating companies in
a variety of industries before turning my passion for the outdoors
and sustainability into my life's purpose and starting a whole new
chapter. Today, I run the North American business of GOT BAG out
of beautiful Portland, Oregon. As a father, I try to set an example by
contributing to a better future for my daughter by helping to clean
our oceans from plastic pollution with innovative products made from
recycled ocean plastic. #

―――

Berufserfahrung

GOT BAG
3 Jahre 10 Monate

President
April 2023 - Present (11 Monate)
Portland, Oregon, United States

Bridging the gap between sustainability and design. GOT BAG is an
innovative, outdoor & lifestyle travel brand, dedicated to raising awareness and
cleaning our oceans from plastic pollution.

With the idea of turning plastic waste into sustainable travel gear, we started in
2016 to develop the world's first bags & backpacks (as well as other outdoor &
urban lifestyle essentials) made of recycled ocean plastic.

Head of North America
Mai 2020 - Mai 2023 (3 Jahre 1 Monat)
Portland, Oregon, United States

As the Head of North America, I opened our first office in the States, in
Portland, Oregon, and launched GOT BAG North America in the fall of 2020.
Let's create an impact!

ISG (Information Services Group)

5 Jahre 3 Monate

Operations & Finance Lead EMEA
August 2019 - April 2020 (9 Monate)
Frankfurt, Hesse, Germany

Business Operations Lead EMEA
Oktober 2018 - Juli 2019 (10 Monate)
Frankfurt, Hesse, Germany

Business Operations & Finance Manager DACH
Februar 2016 - September 2018 (2 Jahre 8 Monate)
Frankfurt, Hesse, Germany

Business Operations Manager DACH
Februar 2015 - Januar 2016 (1 Jahr)
Frankfurt, Hesse, Germany

parcs IT-Consulting
Head of Marketing & Operations
Januar 2014 - Januar 2015 (1 Jahr 1 Monat)
Mainz Area, Germany

Procter & Gamble
1 Jahr 11 Monate

International Key Account Manager
Januar 2013 - Dezember 2013 (1 Jahr)
Frankfurt, Hesse, Germany

National Key Account Manager
Februar 2012 - Dezember 2012 (11 Monate)
Frankfurt, Hesse, Germany

Ausbildung

Johannes Gutenberg University Mainz
Master of Science (M.Sc.), Management

Johannes Gutenberg University Mainz
Bachelor of Science (B.Sc.), Finance & Economic Sciences

SGH Warsaw School of Economics
Master of Business Administration - MBA, International Business - ERASMUS